

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 28, 2008

Mr. Robert Dinning
Chief Financial Officer
Industrial Minerals, Inc.
2904 South Sheridan Way, Suite 100
Oakville, Ontario L6J 7L7

> **Re:** **Industrial Minerals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for the Quarterly Period Ended June 30, 2008**
> **Filed August 14, 2008**
> **Response letter dated September 22, 2008**
> **File No. 0-30651**

Dear Mr. Dinning:

We have reviewed your filings and response letter dated September 22, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. In your next response letter to us, please provide the representations requested at the end of our comment letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management Discussion and Analysis

2. In response to prior comment number two from our letter dated July 21, 2008 you explain that your intent was to indicate that work on the property was accelerated during 2007, and to advise the public that with the additional drilling etc, you have advanced the specific knowledge of the graphite deposit. Your explanation did not address whether you would revise your disclosures. As such, please provide us example disclosure you intend to include in you amended filling that addresses prior comment two.

Contractual Obligations and Other Long-Term Liabilities, page 13

3.   In response to prior comment number three you advised that you would include amounts related to other long term liabilities in your table. As you identify this as a Table of Contractual Obligations, please revise your table to comply with the requirements of Item 303(a)(5) of Regulation S-K.

Controls and Procedures, page 15

4.   We note in your response to our prior comment number four that you continue to conclude that your disclosure controls and procedures were effective despite your failure to provide management's report on internal control over financial reporting. The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please reconsider whether your initial assessment of effectiveness is still appropriate for your amended filing.

        If you continue to believe that your disclosure controls and procedures at December 31, 2007 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure that your amended 10-KSB discloses management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

5.   We note your response to our prior comment number four did not include disclosure regarding changes in internal control, as required by Item 308-T(b) of Regulation S-K. In your response to this comment, please confirm that such disclosure will be included in your amended document, when filed.

Form 10-QSB for the Quarterly Period Ended March 31, 2008 and June 30, 2008

Form Type

6.   In relation to our prior comment number nine, please include in your response
        letter a confirmation that you have evaluated your quarterly filings to determine
        whether your filings on Form 10-QSB contained all required material information
        that would have been required had you filed on Form 10-Q. Please tell us the
        results of your evaluation and whether all required material information had been
        included.

Notes to Consolidated Financial Statements

Note 6 Common Stock Options and Warrants, page 7

7.   As explained in prior comment number 11, as you have determined an amended
        Form 10-KSB for the year ended December 31, 2007 is appropriate, please ensure
        you update all stock based compensation disclosures throughout the filing for the
        requirements of SFAS 123(R), including the requirements outlined in paragraphs
        A240 and A241 of SFAS 123(R).

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

8.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of
        the Division of Corporation Finance reminded issuers that the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact
        form set forth in Item 601(b)(31) of Regulation S-K. We note your certification
        does not include sub-part (c) of paragraph 4, nor does it identify internal control
        over financial reporting within the introductory language in paragraph 4. Please
        revise your certifications to ensure they are in the exact form set forth in Item 601
        of Regulation S-K, and file an amended document to include such certifications.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2007

8.   We note your responses to prior comments 13 through 18. Please amend your
        filing to include the information provided. Additionally, please list the historical
        graphite price over the last 3 years.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief